FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of June, 2003
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		  Commission File Number 1-4620
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		 Crystallex International Corporation
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  	     (Translation of registrant's name into English)

  579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Crystallex International Corporation (the "Company") held an annual and special meeting of the holders of its common shares on Thursday, June 26, 2003. At this meeting, the shareholders:

1.	Re-elected the following persons as the Company's directors:

		Robert A. Fung
		Marc J. Oppenheimer
		C. William Longden
		David I. Matheson
		Harry J. Near
		Armando F. Zullo
		Michael Brown

2.	Approved Deloitte & Touche, Chartered Accountants, for appointment as
	auditors of the Company at a remuneration to be fixed by the Board of Directors.

3.	Passed a special resolution to amend the Articles of the Company to change
	the registered office of the Company from Vancouver, British Columbia, to Toronto, Ontario;

4.	Passed a resolution reconfirming the shareholders rights plan of the
	Company, previously approved by shareholders in 1997 and in 2000;

5.	Passed a resolution approving the issuance by the Company in one or more
	private placements during the twelve month period commencing June 26, 2003,
	of such number of securities that would result in the Company issuing or
	making issuable up to 50 million common shares; and

6.	Passed a resolution authorizing the Company to issue up to 1,000,000
	common shares to its Venezuelan legal counsel in payment of legal fees and disbursements incurred from time to time by the Company.




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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
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						   (Registrant)


Date   June 27, 2003     		     	By    /s/ Daniel R. Ross
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						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature